                                                Registration No. 333-
                                                                     __________


      As filed with the Securities and Exchange Commission on May 27, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                             FOR REGISTRATION UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VL-R
                             (Exact Name of Trust)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           (Exact Name of Depositor)
                                125 Maiden Lane
                              New York, NY   10038
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                               2727 Allen Parkway
                           Houston, Texas 77019-2191
                (Name and Complete Address of Agent for Service)


Securities Being Offered:  Flexible Premium Variable Life Insurance Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           PLATINUM  INVESTOR /(SM)/

  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (THE "POLICIES") ISSUED BY
    THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK ("USL")

                                    ADMINISTRATIVE CENTER:       HOME OFFICE:                     PREMIUM PAYMENTS:
(Express Delivery)                  (U.S. Mail)                  125 Maiden Lane                  ________________
2727-A Allen Parkway                VUL Administration           New York, New York  10038-4992   ________________
Houston, Texas 77019-2191           P.O. Box 4880                1-212-709-6000                   ________________
1-800-251-3720; 1-713-3913          Houston, Texas 77210-4880
Fax:  1-713-620-3857
      (Except premium payments)

This booklet is called the "prospectus."

Investment options. The USL declared fixed interest account is the fixed investment option for these Policies. You can also use USL's Separate Account USL VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

------------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.          AMERICAN GENERAL SERIES          DREYFUS VARIABLE             MFS VARIABLE INSURANCE
 .AIM V.I. International                     PORTFOLIO COMPANY                INVESTMENT FUND              TRUST
 Equity Fund                                .International Equities          .Quality Bond Portfolio      .MFS Emerging Growth
 .AIM V.I. Value Fund                         Fund/1/                         .Small Cap Portfolio          Series
                                            .MidCap Index Fund/1,2/
                                            .Money Market Fund/1/
                                            .Stock Index Fund/1,2/

A I M Advisors, Inc./*/                     /1/ The Variable Annuity Life
                                                Insurance Company*           The Dreyfus Corporation/*/   Massachusetts Financial
                                            /2/ Bankers Trust Company (+)                                 Services Company/*/
-----------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY DEAN WITTER UNIVERSAL        PUTNAM VARIABLE TRUST            SAFECO RESOURCE              VAN KAMPEN LIFE
FUNDS, INC.                                 .Putnam VT Diversified           SERIES TRUST                 INVESTMENT TRUST
 .Equity Growth Portfolio/1/                  Income Fund                    .Equity Portfolio             .Strategic Stock Portfolio

 .High Yield Portfolio/2/                    .Putnam VT Growth               .Growth Portfolio
                                             and Income Fund
                                            .Putnam VT International
                                             Growth and Income Fund
/1/Morgan Stanley Dean Witter Investment                                                                  Van Kampen Asset
   Management Inc.*                                                          SAFECO Asset                 Management Inc.*
/2/Miller Anderson & Sherrerd, LLP*         Putnam Investment                Management Company*
                                            Management, Inc.*
-----------------------------------------------------------------------------------------------------------------------------------
 *  The Investment Adviser of the investment option
(+) The Investment Sub-Adviser of the investment option

     SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE AMOUNTS THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS (OTHER THAN OUR DECLARED FIXED INTEREST ACCOUNT OPTION). THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ON PAGE 1. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR USL REPRESENTATIVE OR FROM US AT OUR ADMINISTRATIVE CENTER LISTED ABOVE.

     Other choices you have.  During the insured person's lifetime, you can also
(1) request a change in the amount of insurance, (2) borrow or withdraw amounts you have in our investment options, (3) choose, within limits, when and how much you invest, and (4) choose whether the accumulation value will, upon the insured person's death, be added to the insurance proceeds we otherwise will pay to the beneficiary.

     Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page __.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will return you the greater of (i) all premiums paid or (ii) accumulation value plus any taxes or charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on the first page of this prospectus or return it to the USL representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market option and allocated to your chosen investment options at the same time as your initial net premium.

     We have designed this prospectus to provide you with information that you
should have before investing in the Policies (Policy Form No. 97600N).   Please
read the prospectus carefully and keep it for future reference.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

     THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.

                     THIS PROSPECTUS IS DATED ____________.

                            GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Platinum Investor/SM/ variable life policy ("Policy") or exercise any of your rights or privileges under a Policy.

     Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                                      PAGES TO SEE
     BASIC QUESTIONS YOU MAY HAVE                                                   IN THIS PROSPECTUS
--------------------------------------                                       --------------------------------------
 .  What are the Policies?................................................
 .  How can I invest money in a Policy?...................................
 .  How will the value of my  investment in a Policy change over time?....
 .  What is the basic amount of  insurance ("death benefit") that USL pays when the insured person dies?....................................
 .  What charges will USL deduct from  my investment in a Policy?.........
 .  What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?...................................
 .  Must I invest any minimum amount in a Policy?.........................
 .  How can I change my Policy's investment options?......................
 .  How can I change my Policy's insurance coverage?......................
 .  What additional rider benefits might I select?........................
 .  How can I access my investment in  a Policy?..........................
 .  Can I choose the form in which USL pays out the proceeds from my
   Policy?...............................................................
 .  To what extent can USL vary the  terms and conditions of the Policies in particular cases?..................................................
 .  How will my Policy be treated for income tax purposes?................
 .  How do I communicate with USL?........................................

     Illustrations of a hypothetical policy. Starting on page __, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your USL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page __, or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page __. You can obtain copies of our Policy and rider forms from (and direct any other questions to) your USL representative or our Administrative Center (shown on the first page of this prospectus).

     USL's financial statements. We have included certain financial statements of USL. These begin on page ______.

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page __, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

HOW CAN I INVEST MONEY IN A POLICY?

  Premium payments. We call the investments you make in a Policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your Policy and the insured person. (Policies issued with automatic premium payment plans may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

  Limits on premium payments. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements are summarized further under "Tax Effects" beginning on page __. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. Also, in certain limited circumstances (if your Policy is determined to be a "modified endowment contract" or if additional premiums cause the death benefit to increase more than the accumulation value), we may refuse to accept an additional premium if the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

  Checks and money orders. You must pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "The United States Life Insurance Company in the City of New York," or "USL." Premiums after the first premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus.

  Other ways to pay premiums. We also accept premium payments by bank draft, wire, or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your USL representative or from our Administrative Center shown on the front cover of this prospectus.

  We have a premium financing program available for certain qualified applicants. If you intend to make an initial premium payment of at least $50,000 and you have a net worth of at least $3,000,000, you may qualify under this program. For more information, you may contact your registered representative or our Administrative Center at 1-800-677-3311.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other investment options that you choose (but not to our declared fixed interest account option). You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period on any day of the month except the 29th, 30th or 31st. (The term "valuation period" is described on page __.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy (other than our declared fixed interest account option) to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing ends upon your request.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe beginning on page __, under "Deductions from each premium payment." We invest the rest in one or more of the investment options you have selected from the list on the front cover of this prospectus. We call the amount that is at any time invested under your Policy your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any investment option (except our declared fixed interest account option) in shares of a Mutual Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your accumulation value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will be reduced by certain charges that we deduct. We describe these charges beginning on page __, under "What charges will USL deduct from my investment in a Policy?"

  You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. You can request additional free copies of these prospectuses from your USL representative or from our Administrative Center.

  We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit a fixed rate of interest on that accumulation value, which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page __. The "daily charge" described on page __ and the charges and expenses of the Mutual Funds discussed on pages __ below do not apply to our declared fixed interest account option.

  Policies are "non-participating." You will not be entitled to any dividends from USL.

WHAT IS THE BASIC AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT USL PAYS WHEN THE INSURED PERSON DIES?

  Your specified amount of insurance. In your application to buy a Platinum Investor Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "specified amount" of insurance.

  Your death benefit. The basic death benefit we will pay is reduced by any outstanding loans. You also choose whether the basic death benefit we will pay is

       .  Option 1 - The specified amount on the date of the insured person's death, or

       .  Option 2 - The specified amount plus the Policy's accumulation value on the date of death.

Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value will tend to be higher under Option 1 than under Option 2.

  We will automatically pay an alternative basic death benefit if it is higher than the basic Option 1 or Option 2 death benefit (whichever you have selected). The alternative basic death benefit is computed by multiplying your Policy's accumulation value on the insured person's date of death by the following percentages:

  TABLE OF ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE OF POLICY
                               ACCUMULATION VALUE

 INSURED
 PERSON'S      40 or
  AGE*:        Under     45      50     55     60     65     70       75 to 90    95+

   %:           250%     215%   185%   150%   130%   120%   115%        105%     100%

__________________________________
* Nearest birthday at the beginning of the Policy year in which the insured person dies. The percentages are interpolated for ages that are not shown here.

WHAT CHARGES WILL USL DEDUCT FROM MY INVESTMENT IN A POLICY?

  Deductions from each premium payment. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. Taxes currently range from .75% to 3.5%. You are not permitted to deduct the amount of these taxes on your income tax return. We also currently deduct an additional 2.5% from each after-tax premium payment. We have the right at any time to increase this additional charge to not more than 5% on all future premium payments.

  Daily charge. We make a daily deduction at an annual effective rate of .75% of your accumulation value that is then being invested in any of the investment options (other than our declared fixed interest option). After a Policy has been in effect for 10 years, we will reduce the rate of the charge to a maximum of .50%, and after 20 years, we will further reduce the charge to a maximum of
 .25%. The daily deduction charges, including the current charge of .75%, are the maximums we may charge; we may charge less, but we can never charge more.

  Flat monthly charge. We will deduct $6 per month from your accumulation value. Also, we have the right to raise this charge at any time to not more than $12 per month.

  Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge.

  For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower for insured persons in most age and risk classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

  In general, our cost of insurance rates increase with the insured person's age. The longer you own your Policy, the higher the cost of insurance rate will be. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male.

  Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers, and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or non-work related risks may be charged higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

  Finally, our current cost of insurance rates are lower for Policies having a specified amount of at least $1,000,000 on the day the charge is deducted. This means that if your specified amount for any reason decreases from $1,000,000 or more to less than $1,000,000, your subsequent cost of insurance rates will be higher under your Policy than they otherwise would be. The reverse is also true. Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

  Under New York law, a portion of our cost of insurance rates is used to recover acquisition costs associated with issuing your Policy. Such charges are higher in the early policy years.

  Under New York law, any changes in the cost of insurance rates, interest rates, mortality and expense charges, percentage of premium charges or the monthly administration fee will be based on our expectations as to investment earnings, mortality, persistency and expenses (including, reinsurance costs and applicable tax charges.) Such changes in policy cost factors will be determined in accordance with procedures and standards on file with the New York Insurance Department and will be determined at least every five years.

  Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select certain additional benefit riders. These are described beginning on page __, under "What additional rider benefits might I select?"

  Surrender charge. The Policies have a surrender charge that applies for the first 10 Policy years (and the first 10 years after any requested increase in the Policy's specified amount). The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. The maximum amount of the surrender charge will be shown on pages __ of the Policy. It may initially be as high as $40 per $1,000 of specified amount or as low as $1.80 per $1,000 of specified amount (or any increase in the specified amount). Any amount of surrender charge decreases automatically by a constant amount each year beginning in the fourth year of its 10 year period referred to above until, in the eleventh year, it is zero.

  We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender of a Policy. Upon a requested decrease in such a Policy's specified amount of coverage, we will deduct any remaining amount of the surrender charge that was associated with the specified amount that is canceled. This includes any specified amount decrease that, as described under "Partial surrender" beginning on page __, results from any requested partial surrender. For this purpose, we deem the most recent increases of specified amount to have been canceled first.

  Transaction Fee. We will charge you the lesser of 5% of the surrender amount or $25 fee for each partial surrender you make.

  Charge for taxes. We can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

  Transfer Charges. We also reserve the right to charge a fee of $25.00 for each transfer in excess of 12 during a policy year. Any such suspension or charge will be administered in a nondiscriminatory manner. The $25.00 charge will not apply to transfers made under the Dollar Cost Averaging or Automatic Rebalancing provisions.

  Allocation of charges. You may choose the investment options from which we deduct all monthly charges. If you do not have enough accumulation value in the investment options you select, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option. Any surrender charge upon a decrease in specified amount that is requested under a Platinum Investor Policy will be allocated in the same manner as if it were a monthly deduction.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses are as follows:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                                                                        TOTAL FUND
                                                         FUND              OTHER FUND OPERATING          OPERATING
                NAME OF FUND                       MANAGEMENT FEES       EXPENSES (AFTER EXPENSE      EXPENSES(AFTER
---------------------------------------------       (AFTER EXPENSE         REIMBURSEMENT)(1),(2)       EXPENSE REIM-
                                                REIMBURSEMENT)(1),(2)    -----------------------     BURSEMENT)(1),(2)
                                                ----------------------                               -----------------
The following funds of AIM VARIABLE
  INSURANCE FUNDS, INC.:
      AIM V.I. International Equity Fund                         0.75%                       0.16%             0.91%
      AIM V.I. Value Fund                                        0.61%                       0.05%             0.66%

   The following funds of AMERICAN GENERAL
   SERIES PORTFOLIO COMPANY:
     International Equities Fund                                 0.35%                       0.05%             0.40%
     MidCap Index Fund                                           0.32%                       0.04%             0.36%
     Money Market Fund                                           0.50%                       0.04%             0.54%
     Stock Index Fund                                            0.27%                       0.04%             0.31%

   The following funds of DREYFUS VARIABLE
   INVESTMENT FUND:
     Quality Bond Portfolio                                      0.65%                       0.08%             0.73%
     Small Cap Portfolio                                         0.75%                       0.02%             0.77%

The following series of MFS VARIABLE
INSURANCE TRUST:
     MFS Emerging Growth Series                                  0.75%                       0.10%             0.85%

The following portfolios of MORGAN
STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:
    Equity Growth Portfolio                                      0.09%                       0.76%             0.85%
    High Yield Portfolio                                         0.15%                       0.65%             0.80%

The following portfolios of PUTNAM
VARIABLE TRUST: Class "IB" Funds
    Putnam VT Diversified Income Fund                            0.50%                       0.19%/(3)/        0.69%

    Putnam VT Growth and Income Fund                             0.35%                       0.14%/(3)/        0.49%

    .   Putnam VT International Growth                           0.59%                       0.25%/(3)/        0.84%
        and Income Fund


The following portfolios of SAFECO
     RESOURCES SERIES TRUST:
     Equity Portfolio                                             0.74%                      0.04%             0.78%
     Growth Portfolio                                             0.74%                      0.06%             0.80%

The following portfolio of  VAN KAMPEN
     LIFE INVESTMENT TRUST:
     Strategic Stock Portfolio                                   0.00%                       0.65%             0.65%

---------------------------------
/1/ The Mutual Funds' advisers or administrators have entered into service agreements with USL. Under these arrangements, the advisers or administrators pay fees to USL for certain administrative services. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses. (See "Service Agreements.")

/2/ Management fees and other expenses as shown for fiscal year 1998 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses.

                                  Management      Other          Total
                                     Fees       Expenses    Annual Expenses
                                  -----------   ---------   ----------------

Equity Growth Portfolio              0.55%       0.76%           1.31%
High Yield Portfolio                 0.50%       0.65%           1.15%
Strategic Stock Portfolio            0.50%       0.75%           1.25%

/3/ Including 12b-1 fees of .11%

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. You need to invest enough to ensure that your Policy's accumulation value, less any indebtedness and after your monthly deductions, stays above zero. The less you invest, the more likely it is that your Policy's accumulation value, less any indebtedness and after your monthly deductions, could fall to zero, as a result of the deductions we periodically make from your accumulation value.

     Policy lapse and reinstatement. If your Policy's accumulation value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy
will cease.   Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you would have to pay enough premium to keep your Policy in force for two months and payment or reinstatement of any indebtedness. In the Policy form itself, you will find additional information about the values and terms of a Policy after it is reinstated.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have," beginning on page __. Also, you may not in any one Policy year make transfers out of our declared fixed interest account option that aggregate more than 25% of the accumulation value you had invested in that option at the beginning of that Policy year.

     You may make transfers at any time, except that transfers out of our declared fixed interest account option must be made within 60 days after a Policy anniversary. We will not honor any request received outside that period.

     Market timing. The Policies are not designed for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

     Maximum number of investment options. We can at any time limit the number of investment options you may use. Our current rule is that you cannot use more than 18 different options over the life of your Policy.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

     Increase in coverage. You may at any time request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age and risk class of the insured person at the time of the increase. Also, a new amount of surrender charge applies to the specified amount increase. These amounts are the same as they would be if we were instead issuing the same amount of additional coverage as a new Policy.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. The minimum is $100,000 (or, if greater, the minimum amount that the tax law requires relative to the amount of premium payments you have made). At the time of a decrease under such a Policy, we will deduct from the Policy's accumulation value an amount of any remaining surrender charge. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. We compute the amount we deduct in the manner described on page __, under "Decreases in the specified amount."

     Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

     . If you change from Option 1 to 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change.

     . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page __ of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

     You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page __ of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     . Accidental Death Benefit Rider, which pays an additional death benefit if the insured person dies from certain accidental causes.

     . Automatic Increase Rider, which provides for automatic increases in your Policy's specified amount of insurance at certain specified dates and based on a specified index. After you have met our eligibility requirements for this rider, these increases will not require that evidence be provided to us about whether the insured person continues to meet our requirements for insurance coverage. These automatic increases are on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page __). There is no additional charge for the rider itself, although the automatic increases in the specified amount will increase the monthly insurance charge deducted from your accumulation value, to compensate us for the additional coverage.

     . Children's Insurance Benefit Rider, which provides term life insurance coverage on the eligible children of the person insured under the Policy. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

     . Return of Premium Death Benefit Rider, which provides additional term life insurance coverage on the person insured under the Policy. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

     . Spouse Term Rider, which provides term life insurance on the life of the spouse of the Policy's insured person. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion.

     . Terminal Illness Rider, which provides for a benefit to be requested if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. The maximum amount you may receive under this rider before the insured person's death is 50% of the death benefit payable under the Policy (excluding any rider benefits) or, if less, $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. The cash surrender value of the Policy also will be reduced by the amount of the lien.

     . Waiver of Monthly Deduction Rider, under which we will waive all monthly charges under your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest.

     Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page __. You should consult a qualified tax adviser.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, less any surrender charge that then applies. We call this your "cash surrender value." Because of the surrender charge, it is unlikely that your Policy will have any cash surrender value during at least the first year.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500.

     . If the Option 1 death benefit is then in effect, we will also automatically reduce your Policy's specified amount of insurance by the amount of your withdrawal and any related charges.

     . If we reduce your Policy's specified amount because you have requested a partial surrender while the Option 1 death benefit is in effect, we will deduct the same amount of surrender charge, if any, that would have applied if you had requested such specified amount decrease directly. See "Decreases in the specified amount," on page __.

     . We will not permit a partial surrender if it would cause your Policy to fail to qualify as life insurance under the tax laws or if it would cause your specified amount to fall below the minimum allowed.

     . You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     Option to Exchange Policy During First 18 Months. Under New York law, at any time during the first 18 months from the Date of Issue of your Policy, and while the Policy is in force on a premium paying basis, it may be exchanged for any general account fixed benefit plan of life insurance offered by us, subject to the following conditions:

     . the new policy will be issued with the same Date of Issue, insurance age, and risk classification as your Policy;

     . the amount of insurance will be the same as the initial amount of insurance under your Policy;

     . the new policy may include any additional benefit provided by rider included in this policy if available for issue with the new policy;

     . the exchange will be subject to an equitable premium or cash value adjustment that takes appropriate account of the premiums and cash values under the original and new policies; and

     .    evidence of insurability will not be required for the exchange.

     Right to Convert in the Event of a Material Change in Investment Policy. Under New York law, if there is a material change in the investment policy of the Separate Account USL VL-R which has been approved by the Superintendent of the New York Department of Insurance, and you object to such change, you shall have the option to convert, without evidence of insurability, to a general account fixed benefit life insurance policy within 60 days after the later of:
(1) the effective date of such change in investment policy; or (2) the receipt of the notice of the options available.

     Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value (less our estimate of three months' charges and less the interest that will be payable on your loan through your next Policy anniversary.)

     We remove from your investment options an amount equal to your loan and hold that amount as additional collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.75%, payable in arrears. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not in most cases be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $100) of your loan at any time before the death of the Insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following the insured person's death.

     Preferred loan interest rate. We will credit a higher interest rate on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

     . 10% of your Policy's accumulation value (including any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

     . if less, your Policy's maximum remaining loan value at that anniversary.

We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.5%.

     Maturity of your Policy. If the insured person is still living on the "Maturity Date" shown on page __ of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will end. The maturity date is the Policy anniversary nearest the insured person's 100th birthday.

CAN I CHOOSE THE FORM IN WHICH USL PAYS OUT THE PROCEEDS FROM MY POLICY?

     Choosing a payment option. You may choose to receive the full proceeds from the Policy (and any riders) as a single sum. This includes proceeds that become payable upon the death of the insured person, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

     .    Option 1 - Equal monthly payments for a specified period of time.

     . Option 2 - Equal monthly payments of a specified amount until all amounts are paid out.

     . Option 3 - Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     .    Option 4 - Proceeds left to accumulate with interest.

Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

     Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN USL VARY THE TERMS AND CONDITIONS OF THE POLICIES IN PARTICULAR CASES?

     Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

     Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with one of the Policies. Not all types of other insurance we issue are eligible to be replaced with one of the Policies. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     Policies purchased through term life conversions. We maintain rules about how to convert term insurance to a Platinum Investor Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

     Variations in expenses or risks. USL may vary the charges and other terms of the Policies where special circumstances result in sales or administrative expenses, mortality risks, or other risks that are different from those normally associated with the Policies. The New York Insurance Department may have to give its prior approval to some of these changes.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

     Generally, death benefits paid under a Policy are not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

     For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page __.

HOW DO I COMMUNICATE WITH USL?

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action.

     General. You should mail or express checks and money orders for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus.

     The following requests must be made in writing and signed by you:

     .    transfer of accumulation value;

     .    loan;

     .    full surrender;

     .    partial surrender;

     .    change of beneficiary or contingent beneficiary;

     .    change of allocation percentages for premium payments;

     .    change of allocation percentages for policy deductions;

     .    loan repayments or charges;

     .    change of death benefit option or manner of death benefit payment;

     .    increase or decrease in specified amount;

     . addition or cancellation of, or other action with respect to, any rider benefits;

     .    election of a payment option for Policy proceeds; and

     .    tax withholding elections.

You should mail or express these requests to our Administrative Center at the appropriate address shown on the first page of this prospectus. You should also communicate notice of the insured person's death, and related documentation, to our Administrative Center.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may also obtain these forms from our Administrative Center or from your USL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

     To help explain how our Policies work, we have prepared the following tables:

                                                  PAGE TO SEE IN THIS
                TABLE                                  PROSPECTUS
                -----                             -------------------
Death Benefit Option 1 - Current Charges
      Guaranteed Maximum Charges

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under sample Platinum Investor Policies would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a 45 year-old male non-tobacco user and who is a better-than-average mortality risk in other respects as well. Planned premium payments of $1,368 for an initial $100,000 of specified amount of coverage are assumed to be paid at the beginning of each Policy year for the Platinum Investor Policy. The samples assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables for the Platinum Investor version are that version's surrender charges.

     Although the tables below do not include examples of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits, lower cash surrender values, and a greater risk of lapse.

     Separate tables are included to show both current and guaranteed maximum charges for the Platinum Investor Policy. The charges assumed in the following tables include:

     . a daily charge at an annual effective rate of .75% for the first 10 Policy years (for both current and guaranteed maximum charges);

     . a daily charge at an annual effective rate of .50% after 10 Policy years (for both current and guaranteed maximum charges);

     . a daily charge at an annual effective rate of .25% after 20 Policy years (for both current and guaranteed maximum charges);

     . a charge for state premium tax ranging from .75% to 3.5% of each premium payment, depending on the state, assumed to be 2.5% (for both current and guaranteed maximum charges);

     . a charge of 2.5% and 5.0% from each after-tax premium payment for current charges and guaranteed maximum charges, respectively;

     . the current monthly insurance charges and guaranteed maximum monthly insurance charges for current charges and guaranteed maximum charges, respectively; and

     . a flat monthly charge of $6 and $12 for current charges and guaranteed maximum charges, respectively.

     The charges assumed by both the current and guaranteed maximum charge tables also include 0.67% for expenses of the Mutual Funds, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages __. The total assumed tax charges for all of the tables are 2.5% of premiums.

     Preliminary Information Statement and Policy Summary. We will provide you with a Buyer's Guide and a preliminary information statement describing some of the values and benefits of your Policy at the time of policy application. We will also provide you with a policy summary at the time that your Policy is delivered demonstrating the values and benefits contained in your Policy as issued.

                               Platinum Investor

Planned Premium $1,368.00                      Initial Specified Amount $100,000
                                               Death Benefit Option 1
Male Age 45
Preferred risk Non-Tobacco User
Assuming Current Charges

                          Death Benefit                    Accumulation Value              Cash Surrender Value
End of              Assuming Hypothetical Gross       Assuming Hypothetical Gross       Assuming Hypothetical Gross
Policy              Annual Investment Return of       Annual Investment Return of       Annual Investment Return of
 Year              0.0%          6.0%      12.0%      0.0%      6.0%        12.0%        0.0%        6.0%     12.0%
 1               100,000       100,000    100,000       893       958        1,023           0           0         0
 2               100,000       100,000    100,000     1,752     1,938        2,132         384         570       764
 3               100,000       100,000    100,000     2,591     2,954        3,349       1,223       1,586     1,981
 4               100,000       100,000    100,000     3,386     3,985        4,663       2,189       2,788     3,466
 5               100,000       100,000    100,000     4,162     5,056        6,109       3,136       4,030     5,083
 6               100,000       100,000    100,000     4,919     6,168        7,701       4,064       5,313     6,846
 7               100,000       100,000    100,000     5,668     7,336        9,467       4,984       6,652     8,783
 8               100,000       100,000    100,000     6,388     8,539       11,405       5,875       8,026    10,892
 9               100,000       100,000    100,000     7,089     9,791       13,545       6,747       9,449    13,203
10               100,000       100,000    100,000     7,773    11,095       15,909       7,602      10,924    15,738

15               100,000       100,000    100,000    11,092    18,760       32,629      11,092      18,760    32,629

20               100,000       100,000    100,000    13,666    28,059       60,426      13,666      28,059    60,426

                               Platinum Investor

Planned Premium $1,368.00                      Initial Specified Amount $100,000
                                               Death Benefit Option 1
Male Age 45
Preferred risk Non-Tobacco User
Assuming Guaranteed Charges

                            Death Benefit                  Accumulation Value              Cash Surrender Value
End of              Assuming Hypothetical Gross       Assuming Hypothetical Gross       Assuming Hypothetical Gross
Policy              Annual Investment Return of       Annual Investment Return of       Annual Investment Return of
 Year              0.0%          6.0%       12.0%      0.0%      6.0%        12.0%        0.0%        6.0%     12.0%
1                100,000       100,000    100,000       658       715          772           0           0         0
2                100,000       100,000    100,000     1,275     1,429        1,591           0          61       223
3                100,000       100,000    100,000     1,851     2,143        2,463         483         775     1,095
4                100,000       100,000    100,000     2,375     2,846        3,383       1,178       1,649     2,186
5                100,000       100,000    100,000     2,849     3,538        4,357       1,823       2,512     3,331
6                100,000       100,000    100,000     3,273     4,219        5,392       2,418       3,364     4,537
7                100,000       100,000    100,000     3,637     4,877        6,484       2,953       4,193     5,800
8                100,000       100,000    100,000     3,929     5,500        7,629       3,416       4,987     7,116
9                100,000       100,000    100,000     4,152     6,087        8,834       3,810       5,745     8,492
10               100,000       100,000    100,000     4,293     6,626       10,098       4,122       6,455     9,927

15               100,000       100,000    100,000     3,612     8,383       17,616       3,612       8,383    17,616

20                     0       100,000    100,000         0     7,069       27,397           0       7,069    27,397

THE VALUES IN BOTH TABLES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE EXAMPLES ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN IN BOTH TABLES.

                             ADDITIONAL INFORMATION

     A general overview of the Policies appears at pages 1 through __.   The
additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                                PAGE TO
                                                              SEE IN THIS
CONTENTS OF ADDITIONAL INFORMATION                             PROSPECTUS
----------------------------------                             ----------
USL..........................................................
Separate Account USL VL-R....................................
Tax Effects..................................................
Voting Privileges............................................
Your Beneficiary.............................................
Assigning Your Policy........................................
More About Policy Charges....................................
Effective Date of Policy and Related Transactions............
More About Our Declared Fixed Interest Account Option........
Distribution of the Policies.................................
Payment of Policy Proceeds...................................
Adjustments to Death Benefit.................................
Additional Rights That We Have...............................
Performance Information......................................
Our Reports to Policy Owners.................................
USL's Management.............................................
Principal Underwriter's Management...........................
Legal Matters................................................
Independent Auditors.........................................
Actuarial Expert.............................................
Service Agreements...........................................
Certain Potential Conflicts..................................
Year 2000 Considerations.....................................

  Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page __, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

USL

  USL is a stock life insurance company, which was organized under the laws of the State of New York on February 25, 1850. USL is an indirect, wholly-owned subsidiary of American General Corporation, a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are USL's, and American General Corporation has no legal obligation to back those commitments.

  USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

SEPARATE ACCOUNT USL VL-R

  We hold the Mutual Fund shares in which any of your accumulation value is invested in our Separate Account USL VL-R. Separate Account USL VL-R is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. We created the separate account on August 8, 1997 under New York law.

  The assets in the separate account are our property. The assets in the separate account would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to the separate account. Our other creditors could reach only those separate account assets (if any) that are in excess of the amount of our reserves and liabilities under the Policies with respect to the separate account.

  USL also issues variable annuities through its Separate Account USL VA-R, which is also a registered investment company.

TAX EFFECTS

  This discussion is based on current federal income tax law and interpretations. It assumes that the Policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

  General. A Platinum Investor Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended ("the Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" as defined under Section 7702A of the Code (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

     Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option or the selection of additional rider benefits. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in specified amount you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your tax "basis" in your Policy. (Your tax basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your tax basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your tax basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on "income out first" before recovery of your tax basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your tax basis in the Policy. For modified endowment contracts, your tax basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income out first" taxation on distributions from modified endowment contracts.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

     .    to taxpayers 59  1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to income tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your tax basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Terminal illness rider. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our terminal illness rider meet the law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the insured person, if the payee has an insurable interest in the insured person's life because the insured is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within a separate account may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the separate account, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of our separate account.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under a Platinum Investor Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $650,000 (or larger amounts specified in the Code to commence in certain future years) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Pension and profit-sharing plans. If Platinum Investor Policies are purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's accumulation value will not be subject to federal income tax. However, the Policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of our Separate Account VL-R in our federal income tax return, but we currently pay no income tax on the separate account's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any separate account division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes we incur that are allocable to the Policies.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to our separate account or allocable to the Policies.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to USL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

     We are the legal owner of the Funds' shares held in Separate Account USL VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account USL VL-R.

     If you are asked to give us voting instructions, we will send you the proxy
material and a form for providing such instructions.   Should we determine that
we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

YOUR BENEFICIARY

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason, if we agree. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action taken before we receive complete notice of the assignment in good order. We are not responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial surrender, loan or payment from a Policy under a terminal illness rider. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

MORE ABOUT POLICY CHARGES

     Purpose of our charges. The charges under the Policies are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policies. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policies. These include:

        . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

        . investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate);

        . sales risks (such as the risk that the number of Policies we sell and the premiums we receive, net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

        . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

        . expense risks (such as the risk that the costs of administrative services that the Policies require us to provide will exceed what we currently project).

     If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss.

     The current charges that we deduct from premiums have been designed to compensate us for taxes we have to pay to the state where you live when we receive a premium from you, as well as similar federal taxes we incur as a result of premium payments. The current flat monthly charge that we deduct has been designed primarily to compensate us for the continuing administrative functions we perform in connection with the Policies. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policies as insured persons die.

     Any excess from the charges discussed in the preceding paragraph, as well as revenues from the daily charge, are primarily intended to:

        . offset other expenses in connection with the Policies (such as the costs of processing applications for Policies and other unreimbursed administrative expenses, costs of paying sales commissions and other marketing expenses for the Policies, and costs of paying death claims if the mortality experience of insured persons is worse than we expect);

        . compensate us for the risks we assume under the Policies; or

        . otherwise to be retained by us as profit.

The surrender charge has also been designed primarily for these purposes.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge or charge increase for any purpose.

     Change of tobacco use. If the person insured under your Policy is a tobacco user, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has stopped tobacco use for a sufficient period.

     Gender neutral Policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies (including Platinum Investor policies) in connection with an employment-related insurance or benefit plan.
In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page __.

     Decreases in the specified amount. An amount of any remaining surrender charge will be deducted upon a decrease in specified amount. If:

        . there have been no previous specified amount increases, the amount we deduct will bear the same proportion to the total surrender charge then applicable as the amount of the specified amount decrease bears to the Policy's total specified amount. The remaining amount of surrender charge that we could impose at a future time, however, will also be reduced proportionally.

        . there have been increases in specified amount, we decrease first those portions of specified amount that were most recently established. We also deduct any remaining amount of the surrender charge that was established with that portion of specified amount (which we pro-rate if less than that entire portion of specified amount is being canceled).

     Miscellaneous. Each of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus reimburses us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses, up to an annual rate of 0.25% the average daily net asset value of shares of the Mutual Funds purchased by the divisions at the instruction of owners. These reimbursements will be reasonable for the services performed and are not designed to result in a profit. These reimbursements are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or the owners.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

     Valuation dates, times, and periods. We generally compute values under Policies on each day that we are open for business except, with respect to any investment option, days on which the related Mutual Fund does not value its shares. We call each such day a "valuation date."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in
full and proper order.   If we receive it after the close of business on any
valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's insurance rate class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the minimum first premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Administrative Center by writing to the appropriate address shown on the first page of this prospectus or from your USL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate insurance rate class. The day we begin to deduct charges will appear on page __ of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

        . Increases or decreases you request in the specified amount of insurance, and reinstatements of Policies that have lapsed take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

        . We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law;

        . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your USL representative; and

        . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is possible that different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICIES

     American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of American General Life Insurance Company. AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for American General Life Insurance Company's Separate Accounts A and D, and Separate Account E of American General Life Insurance Company of New York, which is a wholly-owned subsidiary of American General Life Insurance Company. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

     We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales.

     The compensation payable to broker-dealers or banks for sales of the Policies may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums paid in the first Policy year up to a "target" amount;

     . 4% of the premiums not in excess of the target amount paid in each of Policy years 2 through 10;

     . 2.5% of all premiums in excess of the target amount paid in any of Policy years 1 through 10; and

     . .25% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year 1.

The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request. In addition, if permissible by applicable New York law, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to AGSI or any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described on page __. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

PAYMENT OF POLICY PROCEEDS

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of separate account proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account USL VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     . the SEC by order permits the delay for the protection of owners.

Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination.

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

ADJUSTMENTS TO DEATH BENEFIT

     Suicide. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loan and any partial surrenders. If the insured person commits suicide within two years after the effective date of an increase in specified amount that you requested, we will pay the death benefit based on the specified amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance on a pro-rata basis to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     . change the underlying Mutual Fund that any investment option uses;

     . add or delete investment options, combine two or more investment options, or withdraw assets relating to Platinum Investor from one investment option and put them into another;

     . operate Separate Account USL VL-R under the direction of a committee or discharge such a committee at any time;

     . operate the separate account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Our separate account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with applicable law in making any changes and, if necessary, we will seek Policy owner approval.

PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of the Separate Account USL VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge or surrender charge, and we generally expect to exclude cost of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning, and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

OUR REPORTS TO POLICY OWNERS

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

USL'S MANAGEMENT:

     The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of USL are listed below.

NAME                    BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
----                    ------------------------------------------

Jon P. Newton  Senior Chairman of USL since June 1998 and a Director of USL since June 1997. Director of American General Corporation since October 1995 and Vice Chairman since April 1997; Vice Chairman and General Counsel (October 1995-April 1997). Director of other American General Corporation affiliates since October 1994. Prior thereto, Partner with Clark, Thomas, Winter & Newton, Austin, Texas (February 1979-February 1993). Directorships with Houston Museum of Natural Science Board of Trustees since 1997; University of Texas Law School Foundation Board of Trustees, Austin, Texas since 1997; University of Texas-Houston Health Science Center Development Board, Houston, Texas since 1996; Texas Commerce Bancshares, Houston, Texas (1985-1993); Texas Commerce Bank, Austin, Texas (1979-1993); Lomas Financial Corporation, Dallas, Texas (1983-1993); Vista Properties, Inc., Dallas, Texas (1992-1993).

Rodney O. Martin, Jr.  Director and Chairman of the Board of  USL since June
                       1997. President and CEO of American General Life Insurance Company (August 1996-July 1998). President of American General Life Insurance Company of New York (November 1995-August 1996). Vice President Agencies, with Connecticut Mutual Life Insurance Company (1990-
                       1995).

William M. Keeler      Director, President and Chief Executive Officer - Group
                       Insurance Operations of USL since June 1998. President and Chief Executive Officer of USLIFE Indemnity Company,
                       USLIFE Agency Services and USLIFE Credit Life Insurance
                       Company, Schaumburg, Illinois (May 1995 - July 1998).
                       Senior Executive Vice President of Marketing of USLIFE indemnity Company (May 1994 - May 1995.)

David J. Dietz         President and Chief Executive Officer - Individual
                       Insurance Operations of USL since September 1997.
                       Director of USL since November 1997. President of
                       Prudential Select Life, Newark New Jersey (August 1990 -
                       September 1997).

David A. Fravel        Executive Vice President of USL since September 1998 and
                       a Director of USL since November 1997. Director and
                       Senior Vice President of American General Life Insurance
                       Company since November 1996. Elected Executive Vice
                       President in April, 1998. Senior Vice President
                       Massachusetts Mutual, Springfield, Missouri (March 1996-
                       June 1996); Vice President, New Business, Connecticut
                       Mutual Life, Hartford, Connecticut (December 1978-March
                       1996).

John V. LaGrasse       Executive Vice President and Chief Technology Officer
                       of USL since June 1998. Director, Senior Vice President and Chief Systems Officer of American General Life
                       Insurance Company since August 1996. Elected Executive
                       Vice President in July, 1998. Prior thereto, Director of
                       Citicorp Insurance Services, Inc., Dover, Delaware (1986-
                       1996).

Gary D. Reddick        Executive Vice President of USL since June 1998.
                       Executive Vice President of American General Life
                       Insurance Company since April 1998 and Director since
                       October 1998. Vice Chairman since July 1997 and Executive
                       Vice President-Administration of The Franklin Life
                       Insurance Company since February 1995. Senior Vice
                       President-Administration of American General Corporation
                       (October 1994-February 1995). Senior Vice President for
                       American General Life Insurance Company (September 1986-
                       October 1994).

Wayne A. Barnard       Senior Vice President and Chief Actuary of USL since
                       September 1998. Senior Vice President and Chief Actuary of American General Life Insurance Company since November
                       1997 and Vice President since February, 1991 and Chief
                       Actuary since February, 1993.

Felix C. Curcuru       Senior Vice President - Group Actuarial and Underwriting
                       of USL since 1967.  Director of USL since March 1999.

Ross D. Friend         Senior Vice President and Chief Compliance Officer of
                       USL since November 1998. In July 1998 named as Senior
                       Vice President and Chief Compliance Officer of American
                       General Life Insurance Company. Senior Vice President and
                       General Counsel of The Franklin Life Insurance Company,
                       Springfield, Illinois (August 1996 - July 1998).
                       Attorney-in-Charge for The Prudential Insurance Company,
                       Jacksonville, Florida (July 1995 - August 1996). Chief
                       Legal Officer for Confederation Life Insurance, Atlanta,
                       Georgia (1982 - June 1995).

William F. Guterding   Senior Vice President and Chief Underwriting Officer of
                       USL since October of 1991.

Kevin Harty            Senior Vice President and Chief Agency Officer of USL
                       since January 1995. Vice President of Sales for Security
                       Mutual Life Insurance Company, Binghamton, New York.
                       (January 1989 -December 1994).

Robert F. Herbert, Jr. Senior Vice President of USL since September 1998 and
                       Controller and Treasurer of USL since March 1999. Director, Senior Vice President and Treasurer of American General Life Insurance Company since May 1996, and Controller and Actuary from June 1988 to May 1996.

Simon J. Leech         Senior Vice President, Houston Service Center of USL
                       since September 1998. In July 1997 named as Senior Vice
                       President-Houston Service Center for American General
                       Life Insurance Company. Various positions with American
                       General Life Insurance Company since 1981, including
                       Director of POS in 1993, and Vice President-Policy
                       Administration in 1995.

Randy J. Marash        Senior Vice President and Actuary of USL since July of
                       1989.

Robert Stuchiner       Senior Vice President - Marketing of USL since
                       September 1998. Chief Marketing Office of TowerMark
                       Brokerage Services, Inc., New York, New York (September
                       1990 - September 1998).


R. Stephen Watson      Senior Vice President and Chief Administrative Officer
                       of USL since 1997 and a Director of USL since August
                       1997. Vice President and Chief Administrative Officer of
                       American General Life Insurance Company of New York,
                       Syracuse, New York (1995 - 1997). Director of Insurance
                       Administration, American General Finance, Evansville,
                       Indiana (1991 - 1995).

Thomas M. Zurek        Senior Vice President and General Counsel of USL since
                       December 1998. In February 1998 named as Senior Vice
                       President and Deputy General Counsel of American General
                       Corporation. Attorney Shareholder with Nyemaster, Goode,
                       Voigts, West, Hansell & O'Brien, Des Moines, Iowa (June
                       1992 - February 1998).

William A. Bacas, Sr.  Director of USL since June 1997.  Partner with Bacas &
                       Krogmann, Attorneys at Law, Glens Falls, NY since 1972.

John R. Corcoran       Director of USL since June 1997.  Currently retired.
                       Various positions, including Vice President of Sales, for Mutual Life of New York, New York, New York (1956 -
                       1996).

Patricia O. Ewers      Director of USL since June 1997.   Currently retired.

Thomas H. Fox          Director of USL since June 1997.    Currently retired.

William J. O'Hara, Jr. Director of USL since June 1997. Chief Executive Officer of A J Tech, Vista, California since 1997. Present of William J. O'Hara, New York, New York (1992 - 1996).

George B. Trotta       Director of USL since June 1997.  Currently retired.
                       Senior Vice President of Metropolitan Life Insurance
                       Company, New York, New York (1982 - 1995).

    The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Newton, Fravel, LaGrasse, Martin, Reddick and Zurek is 2929 Allen Parkway, the street number for Mr. Friend is 2727 Allen Parkway, the street address for Messrs. Herbert, Barnard and Leech is 2727-A Allen Parkway and the street address for Messrs Keeler, Curcura and Marash is 3600 Rt. 66, Neptune, New Jersey.

PRINCIPAL UNDERWRITER'S MANAGEMENT

The directors and principal officers of the principal underwriter are:

                                                 Position and Offices
                                                  with Underwriter,
Name and Principal                                American General
Business Address                               Securities Incorporated
-----------------                              -----------------------

F. Paul Kovach, Jr.                             Director and Chairman,
American General Securities Incorporated        President and Chief Executive
2727 Allen Parkway                              Officer
Houston, TX 77019

Royce G. Imhoff, II                             Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Rodney O. Martin, Jr.                           Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

John A. Kalbaugh                                Vice President -
American General Life Companies                 Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                                  Vice President -
American General Securities Incorporated        Administration and Compliance,
2727 Allen Parkway                              Treasurer and Secretary
Houston, TX  77019

Pauletta P. Cohn                                Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX  77019

Robert F. Herbert, Jr.                          Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                                 Assistant Associate Tax Officer
2727-A Allen Parkway
Houston, TX 77019

LEGAL MATTERS

  We are not involved in any legal proceedings that would be considered material with respect to a Policy owner's interest in Separate Account USL VL-R.
Pauletta P. Cohn, Esquire, Associate General Counsel of American General Life Companies, has opined as to the validity of the Policies.

INDEPENDENT AUDITORS

  The financial statements of USL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at 99 Wood Avenue South, P.O. Box 751, Iselin, NJ 08830-0471.

ACTUARIAL EXPERT

  Actuarial matters have been examined by Wayne A. Barnard, who is Senior Vice President and Chief Actuary of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

SERVICE AGREEMENTS

  American General Life Companies ("AGLC") is party to an existing general services agreement with USL. AGLC, an affiliate of American General Life Insurance Company, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to USL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for USL and the Platinum Investor Policies.

  We have entered into administrative services agreements with the advisers or administrators for the Mutual Funds. We receive fees for the administrative services we perform. These fees do not result in any additional charges under the Policies that are not described under "What charges will USL deduct from my investment in a Policy?"

CERTAIN POTENTIAL CONFLICTS

  The Mutual Funds sell shares to separate accounts of insurance companies, both affiliated and not affiliated with USL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our Policy owners, we will see to it that appropriate action is taken to do so. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

YEAR 2000 CONSIDERATIONS

  Internal Systems. USL's ultimate parent, American General Corporation ("AGC"), has numerous technology systems that are managed on a decentralized basis.
AGC's Year 2000 readiness efforts are being undertaken by its key business units with centralized oversight. Each business unit, including USL, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

  While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of our information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations. As of December 31, 1998, substantially all of our critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

  Third Party Relationships. We have relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) USL and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over Year 2000 readiness. We developed a plan to assess and attempt to reduce the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed approximately 700 critical third party dependencies, including those relating to USL. A more detailed evaluation will be completed during first quarter 1999 as part of our contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, our testing activities will extend through 1999.

  Contingency Plans. USL and its affiliates have commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable action plans. We are currently developing contingency plans and expect to substantially complete all contingency planning activities during the second quarter of 1999.

  Risks and Uncertainties. Based on our plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on USL's future results of operations, liquidity, or financial condition. However, due to the size and complexity of this project, risks and uncertainties exist, and we cannot predict a most reasonably likely worst case scenario. If conversion of our internal systems is not completed on a timely basis (due to non-performance by significant third-party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing our plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

  Costs. Through December 31, 1998, USL has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans.
Costs of the replacement systems are not passed to Divisions of the Separate Account.

                              FINANCIAL STATEMENTS


  The financial statements of USL contained in this prospectus should be considered to bear only upon the ability of USL to meet its obligations under Platinum Investor Policies. They should not be considered as bearing upon the investment experience of the separate account. No financial statements of Separate Account USL VL-R are included because, at the date of this prospectus, the Separate Account had not yet commenced operations and had no assets or liabilities.


FINANCIAL STATEMENTS OF                                 PAGE TO
THE UNITED STATES LIFE INSURANCE COMPANY              SEE IN THIS
IN THE CITY OF NEW YORK                                PROSPECTUS
                                                      -----------
Report of Ernst & Young LLP, Independent Auditors

Balance Sheets as of December 31, 1998 and 1997

Income Statements for the years ended
December 31, 1998, 1997 and 1996

Statements of Comprehensive Income for
the years ended December 31, 1998, 1997 and 1996

Statements of Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996

Statements of Cash Flows for the years ended
December 31, 1998, 1997 and 1996

Notes to Financial Statements

                           INDEX OF WORDS AND PHRASES

   This index should help you to locate more information about some of the terms and phrases used in this prospectus.


Defined Term

accumulation value
Administrative Center
amount at risk
automatic rebalancing
basis
beneficiary
cash surrender value
close of business
Code
cost of insurance rates
daily charge
date of issue
death benefit
declared fixed interest account option
division
dollar cost averaging
Fund
full surrender
grace period
guarantee premiums
Home Office
insured person
investment option
lapse
loan, loan interest
maturity, maturity date
modified endowment contract
monthly deduction day
Monthly insurance charge
Mutual Fund
Option 1, 2
owner
partial surrender
payment option
planned periodic premium
Platinum Investor

Policy
Policy Anniversary
Policy Loan
Policy month, year
preferred loan interest
premiums
premium payments
prospectus
reinstate, reinstatement
rider
SEC
separate account
Separate Account VL-R
seven-pay test
specified amount
surrender
surrender charge
target
telephone transactions
transfers
USL
valuation date period
you, your

   We have filed a registration statement relating to Separate Account USL VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

   You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     The United States Life Insurance Company in the City of New York's Bylaws provide in Article XI for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Prospectus, consisting of __ pages of text.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.

Written Consents of the following persons:

(a) Pauletta P. Cohn, Associate General Counsel of American General Life Companies;

(b)  The United States Life Insurance Company in the City of New York's Actuary;

(c)  Independent Auditors.

The following exhibits:

  1. Exhibits required by Article IX, paragraph A of Form N-8B-2:

     (1)(a) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (Filed herewith)

     (1)(b) Resolutions of Board of Directors of The United States Life Insurance Company in the City of New York authorizing the establishment of variable life insurance standards of suitability and conduct. (4)

     (2)        Not applicable.

     (3)(a)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc.
                (2)

     (3)(a)(ii) Participation Agreement by and among The United States Life
                Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (2)

     (3)(b) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, and American General Securities Incorporated, and Selling Group Member. (3)

     (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

     (4)        Not applicable.

     (5) Specimen form of the "Platinum Investor" Variable Universal Life Insurance Policy (Policy Form No. 97600N). (Filed herewith)

     (6)(a) Copy of the Charter and all amendments thereto of The United States Life Insurance Company in the City of New York). (1)


     (6)(b) Copy of the Bylaws, as amended, of The United States Life Insurance Company in the City of New York). (1)

     (7)       Not applicable.

     (8)       Participation Agreements with Fund Companies.  (4)

     (9)       Not applicable

     (10)(a) Specimen form of application for life insurance issued by USL. (Filed herewith)

     (10)(b) Specimen form of supplemental application for variable life insurance issued by USL on Policy Form No. 97600N. (Filed herewith)

     (10)(c)   Service Request Form for Home Office. (Filed herewith)

 Other Exhibits

      2(a)     Opinion and Consent of Pauletta P. Cohn, Associate General
               Counsel.  (4)

      2(b)     Opinion and Consent of USL's actuary.  (4)

      3        Not applicable.

      4        Not applicable.

      5        Financial Data Schedule. (Not applicable.)

      6        Consent of Independent Auditors.  (4)

      7        Powers of Attorney (Filed with Signature Pages.)

      27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account VA-R on September 18, 1998.

/2/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account VA-R on May 26, 1999.

/3/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63843) of The United States Life Insurance Company in the City of New York Separate Account VA-R on May 27, 1999.

/4/ To be filed by amendment.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this amended Registration Statement, which amendment or amendments may make such changes and additions to this amended Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 26th day of May, 1999.

                              THE UNITED STATES LIFE INSURANCE
                              COMPANY IN THE CITY OF NEW YORK
                              SEPARATE ACCOUNT USL VL-R
                              (Registrant)

                              BY:   THE UNITED STATES LIFE INSURANCE
                                    COMPANY IN THE CITY OF NEW YORK
                                    (On behalf of the Registrant and itself)


                                    BY:   /s/ ROBERT F. HERBERT, JR.
                                        --------------------------------
                                           Robert F. Herbert, Jr.
                                           Senior Vice President
[SEAL]
ATTEST:         /s/ PAULETTA P. COHN
             -----------------------------------
                  Pauletta P. Cohn,
                  Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                          Date
---------                             -----                          ----


/s/ DAVID J. DIETZ           Principal Executive Officer            May 26, 1999
--------------------------         and Director
(David J. Dietz)



/s/ ROBERT F. HERBERT, JR.     Principal Financial and              May 26, 1999
--------------------------       Accounting Officer
(Robert F. Herbert, Jr. )           and Director

      Signature                      Title           Date
      ---------                      -----           ----


/s/ WILLIAM A. BACAS                Director       May 26, 1999
-------------------------------
(William A. Bacas)



/s/ JOHN R. CORCORAN                Director       May 26, 1999
------------------------------
(John R. Corcoran)



/s/ FELIX C. CURCURU                Director       May 26, 1999
----------------------------------
(Felix C. Curcuru)



/s/  WILLIAM M. KEELER              Director       May 26, 1999
---------------------------------
(William M. Keeler)



/s/ DR. PATRICIA O. EWERS           Director       May 26, 1999
--------------------------------
(Dr. Patricia O. Ewers)



/s/ THOMAS H. FOX                   Director       May 26, 1999
--------------------------------
(Thomas H. Fox)



/s/ DAVID A. FRAVEL                 Director       May 26, 1999
--------------------------------
(David A. Fravel)





                                    Director       May __, 1999
---------------------------------
(Rodney O. Martin, Jr. )



/s/ JON P. NEWTON                   Director       May 26, 1999
---------------------------------
(Jon P. Newton)

      Signature                      Title           Date
      ---------                      -----           ----


/s/ WILLIAM J. O'HARA, JR.          Director       May 26, 1999
----------------------------------
(William J. O'Hara, Jr. )



/s/ GARY D. REDDICK                 Director       May 26, 1999
----------------------------------
(Gary D. Reddick)



/s/ GEORGE B. TROTTA                Director       May 26, 1999
----------------------------------
(George B. Trotta)



/s/ R. STEPHEN WATSON               Director       May 26, 1999
-----------------------------------
(R. Stephen Watson)

                                 EXHIBIT INDEX
                                 -------------

The following exhibits:

  1. Exhibits required by Article IX, paragraph A of Form N-8B-2:

     (1)(a) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (Filed herewith)

     (1)(b) Resolutions of Board of Directors of The United States Life Insurance Company in the City of New York authorizing the establishment of variable life insurance standards of suitability and conduct. (4)

     (2)        Not applicable.

     (3)(a)(i) Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc.
                (2)

     (3)(a)(ii) Participation Agreement by and among The United States Life
                Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd. (2)

     (3)(b) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, and American General Securities Incorporated, and Selling Group Member. (3)

     (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

     (4)        Not applicable.

     (5) Specimen form of the "Platinum Investor" Variable Universal Life Insurance Policy (Policy Form No. 97600N). (Filed herewith)

     (6)(a) Copy of the Charter and all amendments thereto of The United States Life Insurance Company in the City of New York). (1)

     (6)(b) Copy of the Bylaws, as amended, of The United States Life Insurance Company in the City of New York). (1)

     (7)        Not applicable.

     (8)        Participation Agreements with Fund Companies.  (4)

     (9)        Not applicable

     (10)(a) Specimen form of application for life insurance issued by USL. (Filed herewith)

     (10)(b) Specimen form of supplemental application for variable life insurance issued by USL on Policy Form No. 97600N. (Filed herewith)

     (10)(c)    Service Request Form for Home Office. (Filed herewith)

 Other Exhibits

      2(a)      Opinion and Consent of Pauletta P. Cohn, Associate General
                Counsel.  (4)

      2(b)      Opinion and Consent of USL's actuary.  (4)

      3         Not applicable.

      4         Not applicable.

      5         Financial Data Schedule. (Not applicable.)

      6         Consent of Independent Auditors.  (4)

      7         Powers of Attorney (Filed with Signature Pages.)

      27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account VA-R on September 18, 1998.

/2/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account VA-R on May 26, 1999.

/3 /Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-63843) of The United States Life Insurance Company in the City of New York Separate Account VA-R on May 27, 1999.

/4/ To be filed by amendment.



                                      E-2